SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                            (Amendment No. ___)(1)

                                 Sohu.com Inc.
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                               (Name of Issuer)

                         Common Stock, $.001 par value
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                          (Title of Class Securities)

                                   83408W103
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                                (CUSIP Number)

                                Kenneth T. Cote
                                 Brown & Wood
                           49/F, Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                              (011-852) 2509-7888
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                April 11, 2001
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            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (continued on following pages)

                             (Page 1 of 11 Pages)

--------

     1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D
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CUSIP No.   83408W103                                               13D                       Page 2 of 11 Pages
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
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1           NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Hong Kong Jade Bird Science and Technology Limited
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) | |
                                                                                                    (b) | |
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3           SEC USE ONLY
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4           SOURCE OF FUNDS*

            WC
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5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      | |

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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Hong Kong
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       NUMBER OF          7        SOLE VOTING POWER
         SHARES                    3,073,750
                          --------------------------------------------------------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER
        OWNED BY                   23,427,804
                          --------------------------------------------------------------------------------------------------------
          EACH            9        SOLE DISPOSITIVE POWER
       REPORTING                   3,073,750
                          --------------------------------------------------------------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER
          WITH                     0
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,073,750
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   | |

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.6%
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14          TYPE OF REPORTING PERSON*
            CO
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                                                *SEE INSTRUCTION BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                 Schedule 13D


Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.001 per share, of Sohu.com Inc. (the "Company"), a Delaware corporation. The principal executive offices of the Company are located at 7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China.


Item 2.  Identity and Background

(a)      Name of Person Filing:
         Hong Kong Jade Bird Science and Technology Limited (the "Reporting Person"). The Reporting Person is a wholly-owned subsidiary of Beijing Beida Jade Bird Limited, a company organized under the laws of the People's Republic of China ("Beijing Beida"). Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person and Beijing Beida.

(b)      Address of Principal Business Office:
         Unit 02, 7th Floor, Asia Pacific Center
         No. 8 Wyndham Street
         Central, Hong Kong

(c)      Principal Business:
         The principal business of the Reporting Person is investment holding.

(d)      Criminal Proceedings:
         During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person or Beijing Beida has been convicted in any criminal proceeding.

(e)      Civil Proceedings:
         During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person or Beijing Beida has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      Place of Organization:
         Hong Kong


Item 3.  Source and Amount of Funds or Other Consideration

The 3,073,750 shares of Common Stock (the "Shares") beneficially owned by the Reporting Person were acquired at a purchase price of US$1.18 per share. The Shares were acquired pursuant to a Securities Purchase Agreement entered into on April 11, 2001 between Intel Corporation ("Intel") and the Reporting Person, pursuant to which Intel agreed to sell to the Reporting Person all of the Shares owned by Intel. The Reporting Person funded the acquisition of the Shares from its working capital.


Item 4.  Purpose of Transaction

The Reporting Person acquired the Shares for investment purposes. It may acquire additional securities of the Company at any time and from time to time in the open market or otherwise. The Reporting Person may at any time and from time to time review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.


Item 5.  Interest in Securities of the Issuer

(a)      Amount Beneficially Owned:
         The Reporting Person beneficially owns an aggregate amount of 3,073,750 shares of Common Stock of the Company, representing 8.63% of the outstanding shares of Common Stock of the Company (based upon 35,625,716 shares of Common Stock outstanding as of March 2, 2001 as stated by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

(b)      (i)   Sole Power to Vote, Direct the Vote, or Dispose of Shares:
               3,073,750

         (ii)  Shared Power to Vote or Direct the Vote of Shares: 23,427,804

(c)      Recent Transactions:
         Other than the transaction reported in Item 3 of this Schedule 13D, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons identified on Schedule A have effected any transactions in the Shares during the past 60 days.

(d)      Rights with Respect to Dividends or Sales Proceeds: N/A

(e)      Date of Cessation of Five Percent Beneficial Ownership: N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Securities Purchase Agreement, dated as of April 11, 2001, between Intel and the Reporting Person provides that the Reporting Person is subject to the terms and conditions of the Sohu.com Inc. Second Amended and Restated Stockholders' Voting Agreement, dated as of October 18, 1999, among Charles Zhang, Nicholas Negroponte, Brant C. Binder, Edward B. Roberts, Intel, Maxtech Enterprises Limited and Dow Jones & Company, Inc., pursuant to which the parties have agreed to vote their shares of Common Stock in favor of the nominees for directors selected by each of Dow Jones & Company, Inc. and Maxtech Enterprises Limited.


Item 7.  Material to Be Filed as Exhibits

Exhibit 1: Securities Purchase Agreement, dated April 11, 2001.

Exhibit 2: Sohu.com Inc. Second Amended and Restated Stockholders' Voting Agreement, dated October 18, 1999.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2001


                                  HONG KONG JADE BIRD SCIENCE
                                       AND TECHNOLOGY LIMITED


                                  /s/ Xu Zhen Dong
                                  -------------------------------------------
                                  Name: Xu Zhen Dong
                                  Title: Chief Executive Officer and Director

Schedule A
                       DIRECTORS AND EXECUTIVE OFFICERS

I. Directors and Executive Officers of Hong Kong Jade Bird Science and Technology Limited (the "Reporting Person").

All directors and executive officers of the Reporting Person are citizens of the People's Republic of China.

Xu Zhen Dong, Chief Executive Officer and Director
c/o Hong Kong Jade Bird Science and Technology Limited, Unit 02, 7th Floor, Asia Pacific Center, No. 8 Wyndham Street, Central, Hong Kong.
Principal Occupation: Chief Executive Officer and Director of the Reporting Person. Xu Zhen Dong also serves as President and Director of the Reporting Person's parent corporation, Beijing Beida Jade Bird Limited ("Beijing Beida").

Xu Qi Xiang, Director
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Executive President and Director of Beijing Beida.

Chen Zhong, Director
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Chief Technology Officer and Director of Beijing Beida.

Ni Jin Lei, Director
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Wang Jian Hua, Director
c/o Beijing Zhong Xie Tian Di Investment Consulting Limited, No. 21, Andingmenwai Street, Dongcheng District, Beijing, People's Republic of China. Principal Occupation: President of Beijing Zhong Xie Tian Di Investment Consulting Limited. Wang Jian Hua is also a Director of Beijing Beida.

II.  Directors and Executive Officers of Beijing Beida.

All directors and executive officers of Beijing Beida are citizens of the People's Republic of China.

Xu Zhen Dong, President and Director
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: President and Director of Beijing Beida.

Xu Qi Xiang, Executive President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Executive President of Beijing Beida.

Chen Zhong, Chief Technology Officer and Director
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Chief Technology Officer and Director of Beijing Beida.

Fan Yi Min, Chief Operating Officer
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Chief Operating Officer of Beijing Beida.

Liu Yong Jin, Senior Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Senior Vice President of Beijing Beida.

Zhang Yong Li, Senior Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Senior Vice President of Beijing Beida.

Zhou Yan Jun, Senior Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Senior Vice President of Beijing Beida.

Xu Er Hui, Senior Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Senior Vice President of Beijing Beida.

Hou Qi, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Zhang Wan Zhong, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Miao Li, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Liu Yue, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Li Ming Chun, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Ni Jin Lei, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Chen Shu Xin, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Xiang Lei, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Zhang Jian Buo, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Yang Fu Qing, Chairman of the Board
c/o Beijing University, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Professor at Beijing University.

Xing Huan Lou, Vice Chairman of the Board
c/o Beijing International Electricity Development Investment Company, Tianyin Plaza, A2 South Fuxingmen Street, Xicheng District, Beijing, People's Republic of China.
Principal Occupation: Chief Executive Officer and Director of Beijing International Electricity Development Investment Company.

Peng Xi Zhong, Vice Chairman of the Board
c/o Da Xing Industrial Development Zone Development Management Company, East Kangzhuang Crossing, Daxing County, Beijing, People's Republic of China. Principal Occupation: Chairman of the Board of Beijing Da Xing Industrial Development Zone Development Management Company.

Wang Yang Yuan, Director
c/o Beijing University, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Professor at Beijing University.

Yang Yu Lu, Director
c/o Beijing Integrated Investment Company, No. 44, Exhibition Center Road, Xicheng District, Beijing, People's Republic of China.
Principal Occupation: Vice President, Beijing Integrated Investment Company.

Li Ping Fang, Director
c/o Beijing University, Haidian District, Beijing 100080, People's Republic of China.
Principal Occupation: Office of Commercial Operations at Beijing University.

Cai Lian Jun, Director
c/o Beijing Da Xing Industrial Development Zone Development Management Company, East Kangzhuang Crossing, Daxing County, Beijing 100080, People's Republic of China
Principal Occupation: President of Beijing Da Xing Industrial Development Zone Development Management Company.

Wang Jian Hua, Director
c/o Beijing Zhong Xie Tian Di Investment Company Limited, No. 21, Andingmenwai Street, Dongcheng District, Beijing, People's Republic of China.
Principal Occupation: President of Beijing Zhong Xie Tian Di Investment Company Limited.

Zhang Li, Director
c/o Beijing Integrated Investment Company, No. 44, Exhibition Center Road, Xicheng District, Beijing, People's Republic of China.
Principal Occupation: Manager at Beijing Integrated Investment Company, Division of Investments.

Wei Dong, Director
c/o Yong Jin Group, Fujia Economic Development Zone, Xiaozheng Town, Qingpu County, Shanghai, People's Republic of China.
Principal Occupation: Chairman of the Board of the Yong Jin Group.

                                 Exhibit Index
                                 -------------


          Exhibit              Description
          -------              -----------

            1                  Securities Purchase Agreement, dated April 11,
                               2001.

            2 Sohu.com Inc. Second Amended and Restated Stockholders' Voting Agreement, dated October 18, 1999.